FILE NO. 333-123107

                                                                    CIK #1290345


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                 Amendment No. 1
                                       To
                             Registration Statement
                                       On
                                    Form S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: VAN KAMPEN UNIT TRUSTS, SERIES 488

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                           1221 Avenue of the Americas
                            New York, New York 10020

     D.   Name and complete address of agents for service:

         Mark J. Kneedy                  Amy R. Doberman
         Chapman and Cutler LLP          Managing Director
         111 West Monroe Street          Van Kampen Investments Inc.
         Chicago, Illinois  60603        1221 Avenue of the Americas, 22nd Floor
                                         New York, New York  10020

     E. Title of securities being registered: units of undivided fractional beneficial interest.

     F.   Approximate date of proposed sale to the public:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

   / X / Check box if it is proposed that this filing will become effective at 2:00 p.m. on April 12, 2005 pursuant to Rule 487.




BIRINYI EQUITY SELECT TRUST, SERIES 10

ENHANCED INDEX STRATEGIES PORTFOLIO 2005-2

FOCUS VALUE PORTFOLIO, SERIES 15

STRATEGIC GROWTH LARGE-CAP PORTFOLIO 2005-2


(VAN KAMPEN UNIT TRUSTS, SERIES 488)
--------------------------------------------------------------------------------

   The unit investment trusts named above (the "Portfolios") each invest in a portfolio of stocks. Of course, we cannot guarantee that a Portfolio will achieve its objective.

                                 APRIL 12, 2005


       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.


                                   VAN KAMPEN
                                   INVESTMENTS





                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

                                 APRIL 12, 2005

                                                            BIRINYI        ENHANCED                         STRATEGIC
                                                            EQUITY           INDEX            FOCUS          GROWTH
                                                            SELECT        STRATEGIES          VALUE         LARGE-CAP
                                                             TRUST         PORTFOLIO        PORTFOLIO       PORTFOLIO
                                                         ------------    ------------     ------------    ------------
PUBLIC OFFERING PRICE
Public Offering Price per Unit                           $     10.000    $     10.000    $     10.000     $     10.000
  Less initial sales charge per Unit (1)                 $      0.100    $      0.100    $      0.100     $      0.100
                                                         ------------    ------------     ------------    ------------
Aggregate value of securities per Unit (2)               $      9.900    $      9.900    $      9.900     $      9.900
                                                         ============    ============     ============    ============
  Less deferred sales charge per Unit (1)                $      0.135    $      0.135    $      0.135     $      0.135
                                                         ------------    ------------     ------------    ------------
Redemption Price per Unit (3)                            $      9.765    $      9.765    $      9.765     $      9.765
                                                         ============    ============     ============    ============
  Less creation and development fee per Unit (1)         $      0.060    $      0.060    $      0.060     $      0.060
  Less organization costs per Unit (4)                   $      0.027    $      0.015    $      0.031     $      0.043
                                                         ------------    ------------     ------------    ------------
Net asset value per Unit                                 $      9.678    $      9.690    $      9.674     $      9.662
                                                         ============    ============     ============    ============

PORTFOLIO INFORMATION
Initial number of Units (5)                                    14,954          70,662          14,996           15,020
Aggregate value of Securities (2)                        $    148,043    $    699,545    $    148,455     $    148,694
Estimated initial distribution per Unit (6)              $       0.13    $       0.05    $       0.09     $       0.03
Estimated net annual dividends per Unit (6)              $    0.16105    $    0.07139    $    0.12508     $    0.04272

GENERAL INFORMATION
Initial Date of Deposit                                  April 12, 2005
Mandatory Termination Date                               July 19, 2006
Record Date                                              February 10, 2006
Distribution Date                                        February 25, 2006


--------------------------------------------------------------------------------

(1)You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table".

(2)Each Security is valued on the bases set forth under "Public Offering--Unit Price" on the business day before the Initial Date of Deposit.

(3)The redemption price is reduced by any remaining deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price is not reduced by the estimated organization costs and the creation and development fee until the end of the initial offering period. You will not pay these charges if you redeem Units prior to the end of the initial offering period.

(4)You will bear all or a portion of the expenses incurred in organizing your Portfolio if you redeem Units after the initial offering period. The Public Offering Price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to each Portfolio, federal and state registration fees and costs, the stock selection fee of any Portfolio Consultant, initial fees and expenses of the Trustee, and legal and auditing expenses. The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately three months). The estimated amount for each Portfolio is described in the "Fee Table". The Public Offering Price will also include any accumulated income or cash in the Income or Capital Accounts of a Portfolio.

(5)At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units and fractional interest of each Unit in a Portfolio will increase or decrease to the extent of any adjustment.

(6)This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. The actual net annual dividend distributions you receive will vary from the estimate set forth above with changes in a Portfolio's fees and expenses, in dividends received, currency flucuations and with the sale of Securities. The actual net annual dividends are expected to decrease over time because a portion of the Securities included in a Portfolio will be sold over time to pay for organization costs, deferred sales charges and the creation and development fee. Securities may also be sold to pay regular fees and expenses during a Portfolio's life.



                                    FEE TABLE

                                                                   BIRINYI EQUITY                  ENHANCED INDEX
                                                                    SELECT TRUST                STRATEGIES PORTFOLIO
                                                             ---------------------------     ---------------------------
                                                              AS A % OF                       AS A % OF
                                                               PUBLIC          AMOUNT          PUBLIC          AMOUNT
                                                              OFFERING         PER 100        OFFERING         PER 100
                                                                PRICE           UNITS           PRICE           UNITS
                                                            ------------    ------------    ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                         1.000%   $      10.000          1.000%   $      10.000
 Deferred sales charge (2)                                        1.350%   $      13.500          1.350%   $      13.500
 Creation and development fee (3)                                 0.600%   $       6.000          0.600%   $       6.000
                                                            ------------    ------------    ------------    ------------
 Maximum sales charge                                             2.950%   $      29.500          2.950%   $      29.500
                                                            ============    ============    ============    ============
 Maximum sales charge on reinvested dividends                     0.000%   $       0.000          0.000%   $       0.000
                                                            ============    ============    ============    ============

                                                               AS A %          AMOUNT          AS A %          AMOUNT
                                                               OF NET          PER 100         OF NET          PER 100
                                                               ASSETS           UNITS          ASSETS           UNITS
                                                            ------------    ------------    ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                                  0.278%   $       2.707          0.156%   $       1.513
                                                            ============    ============    ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                              0.172%   $       1.664          0.723%   $       7.003
Supervisory, bookkeeping and administrative fees                  0.041%   $       0.400          0.041%   $       0.400
                                                            ------------    ------------    ------------    ------------
Estimated annual expenses                                         0.213%   $       2.064          0.764%   $       7.403
                                                            ============    ============    ============    ============

                                                                               AMOUNT                          AMOUNT
                                                                               PER 100                         PER 100
                                                                                UNITS                           UNITS
                                                                            ------------                    ------------
ESTIMATED COSTS OVER TIME
One year                                                                   $          34                   $          39
Three years                                                                $          84                   $          97
Five years                                                                 $         137                   $         158
Ten years                                                                  $         280                   $         321

   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio at the end of each 15-month period. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The maximum sales charge is 2.95% of the Public Offering Price per Unit. The combination of the initial and deferred sales charge comprises the "transactional sales charge". The initial sales charge is the difference between the maximum sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining deferred sales charge and the total creation and development fee.

(2)The deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 2.95% of the Public Offering Price per Unit. The deferred sales charge accrues daily from August 10, 2005 through January 9, 2006. Your Portfolio pays a proportionate amount of each charge on the 10th day of each month beginning in the accrual period until paid in full.

(3)The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60% and if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%. In no event will the maximum total sales charge exceed 2.95% of the Public Offering Price per Unit.

(4)You will bear all or a portion of the expenses incurred in organizing your Portfolio. The Trustee will deduct the estimated amount of these expenses from your Portfolio at the end of the initial offering period.



                                    FEE TABLE

                                                                     FOCUS VALUE                  STRATEGIC GROWTH
                                                                      PORTFOLIO                  LARGE-CAP PORTFOLIO
                                                             ---------------------------     ---------------------------
                                                              AS A % OF                       AS A % OF
                                                               PUBLIC          AMOUNT          PUBLIC          AMOUNT
                                                              OFFERING         PER 100        OFFERING         PER 100
                                                                PRICE           UNITS           PRICE           UNITS
                                                            ------------    ------------    ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                         1.000%   $      10.000          1.000%   $      10.000
 Deferred sales charge (2)                                        1.350%   $      13.500          1.350%   $      13.500
 Creation and development fee (3)                                 0.600%   $       6.000          0.600%   $       6.000
                                                            ------------    ------------    ------------    ------------
 Maximum sales charge                                             2.950%   $      29.500          2.950%   $      29.500
                                                            ============    ============    ============    ============
 Maximum sales charge on reinvested dividends                     0.000%   $       0.000          0.000%   $       0.000
                                                            ============    ============    ============    ============

                                                               AS A %          AMOUNT          AS A %          AMOUNT
                                                               OF NET          PER 100         OF NET          PER 100
                                                               ASSETS           UNITS          ASSETS           UNITS
                                                            ------------    ------------    ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                                  0.314%   $       3.042          0.444%   $       4.292
                                                            ============    ============    ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                              0.144%   $       1.391          0.144%   $       1.391
Supervisory, bookkeeping and administrative fees                  0.041%   $       0.400          0.041%   $       0.400
                                                            ------------    ------------    ------------    ------------
Estimated annual expenses                                         0.185%   $       1.791          0.185%   $       1.791
                                                            ============    ============    ============    ============

                                                                               AMOUNT                          AMOUNT
                                                                               PER 100                         PER 100
                                                                                UNITS                           UNITS
                                                                            ------------                    ------------
ESTIMATED COSTS OVER TIME
One year                                                                   $          34                   $          36
Three years                                                                $          78                   $          80
Five years                                                                 $         124                   $         126
Ten years                                                                  $         251                   $         253

   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio at the end of each 15-month period. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The maximum sales charge is 2.95% of the Public Offering Price per Unit. The combination of the initial and deferred sales charge comprises the "transactional sales charge". The initial sales charge is the difference between the maximum sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining deferred sales charge and the total creation and development fee.

(2)The deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 2.95% of the Public Offering Price per Unit. The deferred sales charge accrues daily from August 10, 2005 through January 9, 2006. Your Portfolio pays a proportionate amount of each charge on the 10th day of each month beginning in the accrual period until paid in full.

(3)The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60% and if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%. In no event will the maximum total sales charge exceed 2.95% of the Public Offering Price per Unit.

(4)You will bear all or a portion of the expenses incurred in organizing your Portfolio. The Trustee will deduct the estimated amount of these expenses from your Portfolio at the end of the initial offering period.



BIRINYI EQUITY SELECT TRUST

   The Portfolio seeks capital appreciation by investing in a portfolio of stocks selected by Laszlo Birinyi, Jr. of Birinyi Associates, Inc. (the "Portfolio Consultant" to the Portfolio). Mr Birinyi has over 20 years of financial experience on Wall Street. Over those years, he has refined a technique of stock analysis that many believe ranks him in the top tier of money managers across the country.

   Mr. Birinyi and Birinyi Associates, Inc. select stocks using a process based on money flow analysis of individual stock trades. Equity money flow, or the dollar amount of money that is being accumulated in or distributed out of a stock, may be the oldest form of market analysis but the least understood. Money flows are the market's mechanism for advising investors that it is discounting some future, significant event. By contrast, the stock's price simply provides a snapshot in time.

   Money flow measures the dollar amount of money that is being accumulated in or distributed out of a stock. Birinyi Associates looks at each trade in a stock and determines whether the trade has occurred on an uptick or downtick. Birinyi Associates then multiplies the number of shares associated with the trade to come up with "money flow". If the trade occurred on an uptick, then money flow for that trade is considered positive or buying activity; if the trade occurred on a downtick then Birinyi Associates views that money flow as negative, or selling activity. Finally, Birinyi Associates keeps a running tally of money flow associated with all trades in a stock to determine whether there are net inflows or outflows.

   Mr. Birinyi believes that money flow is important because he believes that it can be an indicator of a stock's future price. Monitoring the direction of money flow is key to determining prospective trends. This indicator can confirm the strength or weakness of a price trend. By watching the money flow line, a top or bottom of a stock may be uncovered. A top may be discovered when the line is declining while the stock price is still rising; indicating institutional-sized investors are selling the stock. Conversely, the money flow line rising in the face of a declining price trend could indicate a bottom may be at hand and that institutional-sized investors are buying a stock.

   Utilizing computer technology and over 20 years of Wall Street experience, Laszlo Birinyi has developed criteria that seeks to enable the analysis of divergence of money flow and a stock's price. This ranking criterion is then applied to a universe of stocks for selection in the portfolio. The ranking criterion is a system of categories - 1 through 5. Each stock is given a number based on Mr. Birinyi's analysis of its performance in the market.

   1--Stocks that have shown continuous selling and rallies in prices show an opportunity for more selling.

   2--Stocks that have shown appreciation but without buying.

   3--Stocks that have shown coincident money flow and prices.

   4--Stocks that have shown buying that is not as strong and continuous but still evident.

   5--Stocks that have shown ongoing, persistent accumulation.

   The consistent movement of price and money flow, or flows that simply "track the price," does not reveal much of interest. Rather, those stocks with flows that diverge from prices provide information that is more useful. The ranking system designed by Laszlo Birinyi designates a `5' being the best and a `1' the worst. Issues coded `5' show consistent positive money flow through all sorts of price vagaries. Stocks with buying that is not as continuous and forceful but still dominant are rated a `4.' "Hold" stocks, which would generally track the market, are given a `3' ranking. Stocks ranked `2' have experienced price appreciation without buying - a rally that is unlikely to persist. Stocks ranked `1' show continuous selling, especially when the price rises.

   Birinyi Associates, Inc. is a research and money management firm that focuses exclusively on high net worth and institutional investors. Mr. Birinyi founded the company in 1989 and serves as its president. Since September 1998, Mr. Birinyi has also been the global trading strategist for, and consultant to, Deutsche Bank Securities, Inc. Mr. Birinyi is also a frequent panelist on Louis Rukeyser's Wall Street as well as a columnist for the Stock Trends column of Forbes magazine. His market observations can be found featured in the Wall Street Journal and on popular television shows on CNN, CNBC and Bloomberg TV. Laszlo Birinyi received his undergraduate degree from the University of North Carolina and his MBA from New York University. His most recent position was Director of Equity Market Analysis for Salomon Brothers, Inc.

   As with any investment, no one can guarantee that the Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   Opinions and forecasts expressed by Laszlo Birinyi or Birinyi Associates, Inc. are not necessarily those of the Sponsor, and may not actually come to pass. BirinyiSM and Laszlo BirinyiSM are the property of Laszlo Birinyi and Birinyi Associates, Inc., who are not affiliated with the Sponsor. Birinyi Associates, Inc. is being compensated for portfolio consulting services, including selection of the stocks for the Portfolio.




PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           TRUST (2)
------------     -----------------------------------       ---------------      -----------         -------------
                CONSUMER DISCRETIONARY
        523       Chico's FAS, Inc.                        $        28.570            0.00%         $   14,942.11
        439       OfficeMax Inc.                                    33.800            1.78              14,838.20
                CONSUMER STAPLES
        515       Campbell Soup Company                             28.920            2.35              14,893.80
        281       UST Inc.                                          52.950            4.15              14,878.95
        335       Walgreen Company                                  44.180            0.48              14,800.30
                FINANCIALS
        180       Moody's Corporation                               82.210            0.54              14,797.80
                HEALTH CARE
        432       Manor Care, Inc.                                  33.930            1.77              14,657.76
        446       Merck & Company, Inc.                             33.140            4.59              14,780.44
                INDUSTRIALS
        220       Deere & Company                                   66.410            1.87              14,610.20
                INFORMATION TECHNOLOGY
        642       Intel Corporation                                 23.120            1.38              14,843.04
-----------                                                                                         -------------
      4,013                                                                                         $  148,042.60
-----------                                                                                         -------------


See "Notes to Portfolios".



ENHANCED INDEX STRATEGIES PORTFOLIO

   The Portfolio seeks capital apreciation by investing in a portfolio of stocks. The Portfolio invests in stocks of foreign and domestic companies selected by applying separate uniquely specialized strategies. The Portfolio combines six investment strategies: the Strategic Growth Large-Cap Strategy, the Strategic Mid-Cap Value Strategy, the Strategic Small-Cap Strategy, The Dow Contrarian Strategy, the Nasdaq Select 10 Strategy, and the EAFE Select 20 Strategy. Each strategy makes up approximately one-sixth of the initial Portfolio. The selection date for the strategies was April 1, 2005.

   The Strategic Growth Large-Cap Strategy, Strategic Mid-Cap Value Strategy and Strategic Small-Cap Strategy use proprietary, quantitative stock selection models developed by Lightstone Capital Management LLC (LCM) (the "Portfolio Consultant" to the Portfolio). Among other screens, these strategies use Earnings Pressure, a proprietary formula which uses the increase in estimates of future earnings by analysts that follow each stock. The Portfolio Consultant calculates Earnings Pressure as follows:

   (a)The estimated earnings for the next 12 months using analysts' consensus estimates of earnings per share (EPS) available as of the stock selection date is obtained for each company. The Portfolio Consultant obtains analysts' consensus earnings estimates from information providers that are not affiliated with the Sponsor or the Portfolio Consultant. The consensus earnings estimates are the average of earnings estimates provided by analysts reporting to the information providers. The Sponsor assumes no responsibility for the accuracy of the data. The Sponsor has not independently verified the data and, therefore, does not guarantee the accuracy of the data. The Sponsor is not aware that the data is inaccurate.

   (b)The estimated 12-month consensus earnings for one month, two months and three months before the stock selection date is obtained for each company. A weighted average of estimated 12-month consensus earnings is then calculated over the most recent three months before the stock selection date.

   (c)The selection model calculates the percentage change between the 12-month estimated consensus earnings for each of the companies as of the stock selection date and the weighted average of estimated 12-month consensus earnings over the most recent three months before the stock selection date.

   (d)The selection model weights the percentage change in 12-month estimated consensus earnings by factors developed by LCM which seek to take into account the likely impact of these changes on the future price of the stock, such as the extent of agreement in consensus earnings estimates among analysts and the number of upward and downward revisions by analysts.

   (e)The stocks are ranked from highest to lowest based on the resulting weighted percentage change in estimated 12-month consensus earnings.

   STRATEGIC GROWTH LARGE-CAP STRATEGY. Beginning with the Standard & Poor's 500 Index, eliminate all stocks with a share price less than $5. The remaining stocks are ranked based on price momentum. The price momentum of a stock is calculated by comparing its current price with the price of the stock 6 months and 12 months before the stock selection date. The 75 companies with the highest price momentum are selected. The model next ranks these 75 stocks by Earnings Pressure. The strategy selects the 15 stocks with the highest Earnings Pressure, provided that no more than six stocks may be selected from any single industry sector and no more than two stocks may have a market capitalization of less than $5 billion dollars.

   STRATEGIC MID-CAP VALUE STRATEGY. Beginning with the Standard & Poor's MidCap 400 Index, eliminate all stocks with a share price less than $5. The remaining stocks are ranked based on the ratio of price to book value (current stock price divided by the book value per share). A low price to book ratio may be considered to be a significant "value" attribute. The 100 companies with the lowest price to book ratio are selected. The model next ranks these 100 stocks by Earnings Pressure. The strategy selects the 15 stocks with the highest Earnings Pressure.

   STRATEGIC SMALL-CAP STRATEGY. This strategy uses a "growth" component and a "value" component, each of which is applied to the stocks in the Russell 2000 Index. Each component selects 25 stocks. The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization. A company's stock will be considered small-cap if the company is included in the Russell 2000 Index as of the portfolio selection date. (This index consisted of companies with capitalizations up to $5.742 billion as of April 1, 2005).

   Small-Cap Growth Component. Beginning with the Russell 2000 Index, eliminate all stocks with a share price less than $5. The model next ranks the remaining stocks by Earnings Pressure. The strategy selects the 25 stocks with the highest Earnings Pressure.

   Small-Cap Value Component. Beginning with the Russell 2000 Index, eliminate all stocks with a share price less than $5. The remaining stocks are ranked based on price to sales ratio (current stock price divided by the sales per share). A low price to sales ratio can be considered to be a significant "value" attribute. The 200 companies with the lowest price to sales ratio are selected. The model next ranks these 200 stocks by Earnings Pressure. The strategy selects the 25 stocks with the highest Earnings Pressure.

   If one or more stocks are selected by both the growth and value components, it will be counted as one selection only. As a result, to get to a total of 50 stocks, additional stocks will be identified and selected by alternately selecting from the growth component to arrive at another stock and then selecting from the value component to arrive at another stock, continuing as necessary to get to 50 stocks.

   THE DOW CONTRARIAN STRATEGY. The strategy selects the ten stocks in the Dow Jones Industrial Average with the lowest percentage price change over the preceding 52-week period.

   NASDAQ SELECT 10 STRATEGY. The strategy begins with all of the stocks in the Nasdaq-100 Index. Select the top twenty companies in the index as measured by market capitalization. Rank those companies by annual sales for the previous twelve months as most recently reported by each company. The strategy selects the stocks of the ten companies with the highest dollar amount of annual sales.

   EAFE SELECT 20 STRATEGY. The strategy begins with the stocks in the Morgan Stanley Capital International Europe, Australasia and Far East Index, one of the most widely-used benchmarks for international investing. Stocks traded in Singapore are eliminated from the strategy to help limit exposure to uncertain political and economic conditions. The stocks are screened to include only those companies with positive one- and three-year sales and earnings growth and three years of positive dividend growth. The remaining stocks are ranked by market capitalization and the top 75% are retained. The strategy selects the twenty highest dividend-yielding stocks for the Portfolio.

   The Portfolio consists of up to 120 stocks. If a stock is selected by more than one strategy, the Portfolio invests in that stock according to each applicable strategy. This could result in fewer than 120 stocks in the Portfolio.

   You should remember that the Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the Portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy over several years if subsequent series are available.

   As with any investment, no one can guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.



PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           TRUST (2)
------------     -----------------------------------       ---------------      -----------         -------------
                EAFE SELECT 20 STOCKS
+       540       Australian Gas Light Company Limited      $     10.6958              3.82%        $    5,775.76
+     1,253       Boral Limited                                    4.7322              5.40              5,929.44
+     1,325       Centrica PLC                                     4.4441              3.78              5,888.41
+     1,033       CIMPOR-Cimentos de Portugal, SGPS, SA            5.6467              3.32              5,833.08
+     1,000       CLP Holdings Limited                             5.6544              4.72              5,654.43
+       104       Corio NV                                        56.9866              4.63              5,926.61
+     2,032       Dixons Group Plc                                 2.8745              4.93              5,840.93
+       381       Fortum Oyj                                      15.2267              4.20              5,801.38
+       720       George Wimpey Plc                                8.1506              3.71              5,868.46
+     4,000       Hang Lung Properties Limited                     1.4489              4.07              5,795.47
+     2,000       Hong Kong Exchanges & Clearing Limited           2.5131              4.59              5,026.16
+     1,778       John Fairfax Holdings Limited                    3.2219              4.45              5,728.57
+       503       Kelda Group Plc                                 11.5830              4.42              5,826.24
+       416       Orica Limited                                   14.1656              3.16              5,892.89
+       423       Provident Financial Plc                         13.8145              4.71              5,843.53
+        78       Rodamco Europe NV                               75.2249              4.47              5,867.54
+        95       Royal Dutch Petroleum Company                   61.3612              3.22              5,829.31
+       141       Sandvik AB                                      41.8846              3.16              5,905.73
+     1,314       Stockland                                        4.4224              4.70              5,811.03
+       452       TABCORP Holdings Limited                        12.8257              4.59              5,797.23

                STRATEGIC GROWTH LARGE-CAP STOCKS
        116       Adobe Systems, Inc                              66.8600              0.07              7,755.76
        103       Aetna, Inc.                                     76.0700              0.03              7,835.21
        183       Apple Computer, Inc.                            41.9100              0.00              7,669.53
        148       Burlington Northern Santa Fe Corporation        52.7000              1.29              7,799.60
        111       C. R. Bard, Inc.                                69.7500              0.69              7,742.25
        283       Coach, Inc.                                     27.5800              0.00              7,805.14
        249       Darden Restaurants, Inc.                        31.4100              0.25              7,821.09
        130       Exxon Mobil Corporation                         60.2900              1.79              7,837.70
         66       KB HOME                                        119.0500              1.26              7,857.30
        146       Medco Health Solutions, Inc.                    53.3000              0.00              7,781.80
        357       Office Depot, Inc.                              21.8100              0.00              7,786.17
        136       Rockwell Automatiom, Inc.                       56.2400              1.60              7,648.64
        170       Rockwell Collins, Inc.                          45.9000              1.05              7,803.00
        130       Starwood Hotels & Resorts Worldwide, Inc        59.6700              1.41              7,757.10
        150       Transocean, Inc.                                52.6000              0.00              7,890.00

                STRATEGIC MID-CAP VALUE STOCKS
        215       Allmerica Financial Corporarion                 36.2200              0.00              7,787.30
        163       AmerUs Group Company                            47.6600              0.84              7,768.58
        316       Arrow Electronics, Inc.                         24.6100              0.00              7,776.76
        422       Ascential Software Corporation                  18.4800              0.00              7,798.56
        676       Hanover Compressor Company                      11.5300              0.00              7,794.28
        673       Integrated Device Technology, Inc.              11.4200              0.00              7,685.66
        128       Media General, Inc.                             60.8800              1.38              7,792.64
        943       Millennium Pharmaceuticals, Inc.                 8.2400              0.00              7,770.32
        339       Ohio Casualty Corporation                       23.0100              0.00              7,800.39
      1,047       Powerwave Technologies, Inc.                     7.4000              0.00              7,747.80
        213       Scholastic Corporation                          36.7500              0.00              7,827.75
         92       StanCorp Financial Group, Inc.                  83.3000              1.20              7,663.60
        204       Tidewater, Inc.                                 38.5800              1.56              7,870.32
        151       Triad Hospitals, Inc                            51.6200              0.00              7,794.62
        254       WGL Holdings, Inc.                              30.6900              4.33              7,795.26


PORTFOLIO (CONTINUED)
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           TRUST (2)
------------     -----------------------------------       ---------------      -----------         -------------
                STRATEGIC SMALL-CAP STOCKS
        183       AAR CORP.                                 $     12.7700              0.00%        $    2,336.91
        225       AK Steel Holding Corporation                    10.2600              0.00              2,308.50
         94       Aleris International, Inc.                      24.7100              0.00              2,322.74
         87       Applied Industrial Technologies, Inc.           26.6700              1.80              2,320.29
         36       Atwood Oceanics, Inc.                           66.6100              0.00              2,397.96
        105       Belden CDI, Inc.                                21.9300              0.91              2,302.65
        118       Blue Coat Systems, Inc.                         19.2400              0.00              2,270.32
         42       Boyd Gaming Corporation                         56.0400              0.61              2,353.68
        116       Brightpoint, Inc.                               20.2100              0.00              2,344.36
         38       Carpenter Technology Corporation                61.1300              0.65              2,322.94
         55       Children's Place Retail Stores, Inc.            42.6900              0.00              2,347.95
        178       CMS Energy Corporation                          13.1500              0.00              2,340.70
        116       Commercial Vehicle Group, Inc.                  19.9400              0.00              2,313.04
         69       Comtech Telecommunications Corporation          33.5100              0.00              2,312.19
         47       Consolidated Graphics, Inc.                     49.5300              0.00              2,327.91
        153       Crown Holdings, Inc.                            15.1800              0.00              2,322.54
        222       Cubist Pharmaceuticals, Inc.                    10.4100              0.00              2,311.02
         68       Deckers Outdoor Corporation                     34.1600              0.00              2,322.88
        125       Emulex Corporation                              18.5400              0.00              2,317.50
         36       Energen Corporation                             65.0000              1.23              2,340.00
         83       Euronet Worldwide, Inc.                         28.5000              0.00              2,365.50
        209       ExpressJet Holdings, Inc.                       11.1900              0.00              2,338.71
         56       Frontier Oil Corporation                        41.6000              0.58              2,329.60
         39       Hub Group, Inc.                                 60.5300              0.00              2,360.67
         58       iPayment Holdings, Inc.                         39.8700              0.00              2,312.46
         71       Joy Global, Inc.                                32.9100              1.37              2,336.61
         74       Kindred Healthcare, Inc.                        31.5500              0.00              2,334.70
        169       La-Z-Boy, Inc.                                  13.8200              3.18              2,335.58
        389       Mesa Air Group, Inc.                             6.0100              0.00              2,337.89
         62       Oxford Industries, Inc.                         37.6700              1.43              2,335.54
        102       Pacer International, Inc.                       23.4900              0.00              2,395.98
         42       Panera Bread Company                            56.0200              0.00              2,352.84
        106       Perry Ellis International, Inc.                 21.9700              0.00              2,328.82
         30       Philadelphia Consolidated Holding Corporation   76.8700              0.00              2,306.10
        215       Pinnacle Airlines Corporation                   10.8000              0.00              2,322.00
        100       Ruddick Corporation                             23.1600              1.90              2,316.00
         53       ScanSource, Inc.                                44.1000              0.00              2,337.30
         37       Silgan Holdings, Inc.                           64.0300              1.25              2,369.11
         36       SRA International, Inc.                         64.0000              0.00              2,304.00
         85       TBC Corporation                                 27.3700              0.00              2,326.45
        124       Tempur-Pedic International, Inc.                18.7600              0.00              2,326.24
        108       The Finish Line, Inc.                           21.6000              0.46              2,332.80
         55       The Men's Warehouse, Inc.                       42.4600              0.00              2,335.30
         81       The Pantry, Inc.                                28.8700              0.00              2,338.47
        187       The Phoenix Companies, Inc.                     12.5800              1.27              2,352.46
         91       Todco                                           26.2600              0.00              2,389.66
        158       Trans World Entertainment Corporation           14.7000              0.00              2,322.60
        142       Trident Microsystems, Inc.                      16.7000              0.00              2,371.40
         98       Ventiv Health, Inc.                             23.5900              0.00              2,311.82
         86       WESCO International, Inc.                       27.0400              0.00              2,325.44


PORTFOLIO (CONTINUED)
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           TRUST (2)
------------     -----------------------------------       ---------------      -----------         -------------
                NASDAQ SELECT 10 STOCKS
        196       Amgen, Inc.                               $     59.3300              0.00%        $   11,628.68
        649       Cisco Systems, Inc.                             17.9900              0.00             11,675.51
        351       Comcast Corporation                             33.1300              0.00             11,628.63
        254       Costco Wholesale Corporation                    46.2700              0.86             11,752.58
        308       Dell, Inc.                                      37.8500              0.00             11,657.80
        504       Intel Corporation                               23.1200              1.38             11,652.48
        466       Microsoft Corporation                           24.9800              1.28             11,640.68
        403       Nextel Communications, Inc.                     29.1600              0.00             11,751.48
        945       Oracle Corporation                              12.3900              0.00             11,708.55
+       401       Telefonaktiebolaget LM Ericsson                 29.1000              1.05             11,669.10

                THE DOW CONTRARIAN STRATEGY STOCKS
        375       Alcoa, Inc.                                     31.1700              1.92             11,688.75
        225       American International Group, Inc.              52.1000              0.96             11,722.50
        256       Citigroup, Inc.                                 45.6100              3.86             11,676.16
        279       Coca-Cola Company                               41.8700              2.67             11,681.73
        403       General Motors Corporation                      29.2500              6.84             11,787.75
        504       Intel Corporation                               23.1200              1.38             11,652.48
        336       JPMorgan Chase & Company                        34.6200              3.93             11,632.32
        351       Merck & Company, Inc.                           33.1400              4.59             11,632.14
        441       Pfizer, Inc.                                    26.4600              2.87             11,668.86
        240       Wal-Mart Stores, Inc.                           48.5100              1.24             11,642.40
 ----------                                                                                          ------------
     41,048                                                                                          $ 699,545.04
 ==========                                                                                          ============


See "Notes to Portfolios".



HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Standard & Poor's 500 Index ("S&P 500 Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".

                         HYPOTHETICAL TOTAL RETURN
--------------------------------------------------------------------------------


             YEAR             STRATEGY STOCKS       S&P 500 INDEX
       -------------------------------------------------------------
           1992                    13.53%                7.43%
           1993                    23.48                 9.92
           1994                     0.72                 1.28
           1995                    31.21                37.11
           1996                    24.61                22.68
           1997                    30.28                33.10
           1998                    38.89                28.58
           1999                    33.53                20.89
           2000                    (4.55)               (9.10)
           2001                    (0.21)              (11.88)
           2002                   (15.97)              (22.10)
           2003                    52.06                28.68
           2004                    12.34                10.88
           Through 3/31/05         (2.32)               (2.15)


                            See "Notes to Hypothetical Performance Tables".




FOCUS VALUE PORTFOLIO

   The Portfolio seeks capital appreciation by investing in a portfolio of stocks. The Portfolio invests in well-established stocks believed by the Sponsor to exhibit certain characteristics of undervalued companies and selected based on a "value" style of investing. Value investors generally seek companies that seem to be under-priced relative to their intrinsic worth or future prospects as viewed by these investors. Value opportunities can occur in a variety of situations. For example, a stock may be perceived to be selling at a relatively low price because it may be in an industry that is depressed or facing uncertainty; management may have changed; earnings growth may have leveled; due to pricing trends; or due to legislative developments. Low stock prices do not always indicate an undervalued investment opportunity - quality is of equal importance. Van Kampen believes that the key to value investing is not to focus only on low priced stocks but to identify low priced stocks that are or may be experiencing positive change in the future.

   The portfolio was selected by the Van Kampen Equity Income Team. Current members of the Equity Income Team include James A. Gilligan, James Roeder, Thomas Bastian, Sergio Marcheli and Vincent Vizachero. While the basic principles of value investing may be relatively easy to understand, identifying these undervalued opportunities and trends in the marketplace takes considerable research and experience. The process for selection of the Portfolio is:

     1. Universe generally begins with the companies in the Russell 1000 Index (generally the 1,000 largest U.S. companies based on total market capitalization), however, the universe may also include similar companies which are not included in the index;

     2. Apply screen to identify undervalued companies by focusing on Enterprise Value to Sales Ratio, Price-to-Earnings Ratio, Cash Flow and Return on Capital; and

     3.   Analyze undervalued companies to identify positive trends.

   When evaluating a company for inclusion in the Portfolio, Mr. Gilligan and his team closely examine the company's business, balance sheets, cash flows and future prospects. They attempt to identify catalysts that might raise stock prices.

   A low stock price does not always indicate a "value" opportunity. A low priced stock can remain low priced for extended periods of time, which may extend beyond the term of you Portfolio. However, a low stock price combined with a positive "catalyst" or something that provokes significant change is a key factor in value investing. The Portfolio selection team has adopted this philosophy of value investing. The team seeks to find the catalyst and then decipher the inflection points where positive change might begin. Catalysts can be found in various places, including:

   o     Financial statements

   o     New legislation or regulations

   o     New management structure

   These forms of analysis seek to help in uncovering companies that may be truly undervalued and not just low-priced.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.



PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           TRUST (2)
------------     -----------------------------------       ---------------      -----------         -------------
                CONSUMER DISCRETIONARY
        124       Clear Channel Communications, Inc.       $       34.2800            1.46%         $    4,250.72
        193       Doller General Corporation                       22.0000            0.73               4,246.00
+       166       Honda Motor Company, Ltd.                        25.5700            0.98               4,244.62
        116       Scholastic Corporation                           36.7500            0.00               4,263.00
        238       Time Warner, Inc.                                17.8500            0.00               4,248.30
        121       Valassis Communications, Inc.                    34.8400            0.00               4,215.64
                CONSUMER STAPLES
        101       Coca-Cola Company                                41.8700            2.67               4,228.87
        255       Tyson Foods, Inc.                                16.5900            0.96               4,230.45
+        62       Unilever NV                                      68.3600            3.00               4,238.32
         87       Wal-Mart Stores, Inc.                            48.5100            1.24               4,220.37
                ENERGY
         39       ConocoPhillips                                  110.3300            2.25               4,302.87
         75       Cooper Cameron Corporation                       57.5500            0.00               4,316.25
+        69       Royal Dutch Petroleum Company                    61.4000            3.08               4,236.60
                FINANCIALS
        403       Charles Schwab Corporation                       10.6100            0.75               4,275.83
         68       Freddie Mac                                      63.2400            2.21               4,300.32
        122       J.P. Morgan Chase & Company                      34.6200            3.93               4,223.64
         75       Merrill Lynch & Company, Inc.                    55.9700            1.14               4,197.75
        114       PMI Group, Inc.                                  37.0600            0.49               4,224.84
        191       Sovereign Bancorp, Inc.                          22.2400            0.72               4,247.84
        120       St. Paul Travelers Companies, Inc.               35.1500            2.50               4,218.00
                HEALTH CARE
        210       Applera Corporation - Applied
                   Biosystems Group                                20.2400            0.84               4,250.40
        169       Bristol Myers Squibb Company                     25.0900            4.46               4,240.21
+        98       Sanofi-Aventis                                   43.1900            1.57               4,232.62
        217       Schering-Plough Corporation                      19.5200            1.13               4,235.84
                INDUSTRIALS
        109       Raytheon Company                                 38.9800            2.26               4,248.82
        293       Southwest Airlines Company                       14.3500            0.13               4,204.55
        107       York International Corporation                   39.2600            2.04               4,200.82
                INFORMATION TECHNOLOGY
        237       ADTRAN, Inc.                                     17.7900            1.80               4,216.23
        196       Hewlett-Packard Company                          21.5700            1.48               4,227.72
        416       Micron Technology, Inc.                          10.2200            0.00               4,251.52
                MATERIALS
+       124       Bayer AG                                         34.2200            1.82               4,243.28
         82       Sealed Air Corporation                           51.6600            0.00               4,236.12
                TELECOMMUNCIATION SERVICES
+       143       France Telecom SA                                29.6600            0.99               4,241.38
        183       Sprint Corporation                               23.3100            2.15               4,265.73
                UTILITIES
         58       Entergy Corporation                              72.9300            2.96               4,229.94
 ----------                                                                                         -------------
      5,381                                                                                         $  148,455.41
 ==========                                                                                         =============


See "Notes to Portfolios".

STRATEGIC GROWTH LARGE-CAP PORTFOLIO

   The Portfolio seeks capital appreciation by investing in a portfolio of stocks. The portrfolio uses a proprietary, quantitative stock selection model developed by Lightstone Capital Management LLC (LCM) (the "Portfolio Consultant" to the Portfolio). LCM is in the business of developing investment strategies for various investment products. There can be no assurance that the Portfolio will achieve its objective. The Portfolio is designed with the objective of capital appreciation and is not appropriate for those investors who are not willing to assume the increased risks involved with a growth equity strategy nor for those seeking preservation of capital or current income. The portfolio was selected as of the close of business on April 1, 2005.

   The selection model seeks to identify stocks that have a strong potential for above-average capital appreciation. The selection model applies certain criteria to choose the portfolio from the companies comprising the Standard & Poor's 500 Index (S&P 500 Index). A company's stock will generally be considered large-cap if the company's market capitalization exceeds $5 billion, however, the Portfolio may include a limited number of stocks with lower market capitalizations. The Portfolio Securities are generally considered to be growth stocks.

   The selection model is comprised of two components which are applied to the stocks in the S&P 500 Index. Beginning with the Standard & Poor's 500 Index, eliminate all stocks with a share price less than $5. The remaining stocks are ranked based on price momentum. The price momentum of a stock is calculated by comparing its current price with the price of the stock 6 months and 12 months before the stock selection date. The 75 companies with the highest price momentum are selected. The model next ranks these 75 stocks by Earnings Pressure. The strategy selects the 15 stocks with the highest Earnings Pressure, provided that no more than six stocks may be selected from any single industry sector and no more than two stocks may have a market capitalization of less than $5 billion dollars. Approximately equal dollar amounts are invested in each security.

   Earnings Pressure is a proprietary formula which uses the increase in estimates of future earnings by analysts that follow each stock. The Portfolio Consultant calculates Earnings Pressure as follows:

   (a)The estimated earnings for the next 12 months using analysts' consensus estimates of earnings per share (EPS) available as of the stock selection date is obtained for each company. The Portfolio Consultant obtains analysts' consensus earnings estimates from information providers that are not affiliated with the Sponsor or the Portfolio Consultant. The consensus earnings estimates are the average of earnings estimates provided by analysts reporting to the information providers. The Sponsor assumes no responsibility for the accuracy of the data. The Sponsor has not independently verified the data and, therefore, does not guarantee the accuracy of the data. The Sponsor is not aware that the data is inaccurate.

   (b)The estimated 12-month consensus earnings for one month, two months and three months before the stock selection date is obtained for each company. A weighted average of estimated 12-month consensus earnings is then calculated over the most recent three months before the stock selection date.

   (c)The selection model calculates the percentage change between the 12-month estimated consensus earnings for each of the companies as of the stock selection date and the weighted average of estimated 12-month consensus earnings over the most recent three months before the stock selection date.

   (d)The selection model weights the percentage change in 12-month estimated consensus earnings by factors developed by LCM which seek to take into account the likely impact of these changes on the future price of the stock, such as the extent of agreement in consensus earnings estimates among analysts and the number of upward and downward revisions by analysts.

   (e)The stocks are ranked from highest to lowest based on the resulting weighted percentage change in estimated 12-month consensus earnings.

   You should remember that the Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the Portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy over several years if subsequent series are available.

   As with any investment, no one can guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.



PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           TRUST (2)
------------     -----------------------------------       ---------------      -----------         -------------
                CONSUMER DISCRETIONARY
        359       Coach, Inc.                               $     27.5800              0.00%        $    9,901.22
        317       Darden Restaurants, Inc.                        31.4100              0.25              9,956.97
         84       KB HOME                                        119.0500              1.26             10,000.20
        454       Office Depot, Inc.                              21.8100              0.00              9,901.74
        166       Starwood Hotels & Resorts Worldwide, Inc.       59.6700              1.41              9,905.22
                ENERGY
        166       Exxon Mobil Corporation                         60.2900              1.79             10,008.14
        191       Transocean, Inc.                                52.6000              0.00             10,046.60
                HEALTH CARE
        131       Aetna Inc.                                      76.0700              0.03              9,965.17
        141       C. R. Bard, Inc.                                69.7500              0.69              9,834.75
        185       Medco Health Solutions, Inc.                    53.3000              0.00              9,860.50
                INDUSTRIALS
        188       Burlington Northern Santa Fe Corporation        52.7000              1.29              9,907.60
        174       Rockwell Automation, Inc.                       56.2400              1.60              9,785.76
        217       Rockwell Collins, Inc.                          45.9000              1.05              9,960.30
                INFORMATION TECHNOLOGY
        148       Adobe Systems, Inc.                             66.8600              0.07              9,895.28
        233       Apple Computer, Inc.                            41.9100              0.00              9,765.03
 ----------                                                                                          ------------
      3,154                                                                                          $ 148,694.48
 ==========                                                                                          ============


See "Notes to Portfolios".



HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Standard & Poor's 500 Index ("S&P 500 Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".



                            HYPOTHETICAL TOTAL RETURN
------------------------------------------------------------------------------------------------------------------------
  YEAR            STRATEGY STOCKS          S&P 500 INDEX          YEAR                STRATEGY STOCKS      S&P 500 INDEX
  ----------------------------------------------------------------------------------------------------------------------
  1985                36.48%                  31.05%              1995                   35.53%                37.11%
  1986                31.44                   18.54               1996                   27.89                 22.68
  1987                 5.84                    5.67               1997                   41.96                 33.10
  1988                 0.36                   16.34               1998                   61.20                 28.58
  1989                38.92                   31.21               1999                   43.47                 20.89
  1990                 6.18                   (3.13)              2000                  (20.93)                (9.10)
  1991                53.99                   30.00               2001                  (16.95)               (11.88)
  1992                 6.10                    7.43               2002                  (23.11)               (22.10)
  1993                26.33                    9.92               2003                   44.27                 28.68
  1994                (1.31)                   1.28               2004                    5.02                 10.88
                                                                  Through 3/31/05         5.32                 (2.15)


See "Notes to Hypothetical Performance Tables".

NOTES TO HYPOTHETICAL PERFORMANCE TABLES

   The stocks for the strategy for each period were identified by applying the Portfolio strategy on the last trading day of the period on the principal trading exchange. It should be noted that the stocks in the table are not the same stocks from year to year and may not be the same stocks as those included in the Portfolio. Total return for each period was calculated by (1) subtracting the closing sale price of the stocks on the last trading day of the prior period from the closing sale price of the stocks on the last trading day of the period,
(2) adding dividends paid during that period and (3) dividing the result by the closing sale price of the stocks on the last trading day of the prior period and reducing this amount by typical Portfolio expenses and sales charges. Adjustments were made to reflect events such as stock splits and corporate spin-offs. Total return does not take into consideration taxes that will be incurred by Unitholders. With respect to foreign securities, all values are converted into U.S. dollars using the applicable currency exchange rate.

   The table represent hypothetical past performance of the Portfolio strategy (not the Portfolio) and is not a guarantee or indication of future performance of the Portfolio. Unitholders will not necessarily realize as high a total return as the hypothetical returns in the tables for several reasons including, among others: the total return figures in the tables do not reflect taxes; the portfolios are established at different times of the year; the Portfolio may not be able to invest equally in the Securities and may not be fully invested at all times; the Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different. In addition, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect actual returns. There can be no assurance that the Portfolio will outperform the related stock index over its life or future rollover periods, if available. The sources for the information contained in the tables are Bloomberg L.P., Dow Jones Corporation, Horizon Investment Services LLC, Lightstone Capital Management LLC, Ibbotson Associates, Factset, Compustat, Morgan Stanley Capital International and Standard & Poor's. The Sponsor has not independently verified the data obtained from these sources but has no reason to believe that this data is incorrect in any material respect.




NOTES TO PORTFOLIOS

   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on April 11, 2005 and have settlement dates ranging from April 13, 2005 to April 14, 2005 (see "The Portfolios").

   (2) The value of each Security is determined on the bases set forth under "Public Offering--Unit Price" as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                                    PROFIT
                                                      COST TO      (LOSS) TO
                                                      SPONSOR       SPONSOR
                                                    -----------   -----------
          Birinyi Equity Select Trust              $  148,043     $    --
          Enhanced Index Strategies Portfolio      $  699,676     $   (131)
          Focus Value Portfolio                    $  148,455     $    --
          Strategic Growth Large-Cap Portfolio     $  148,694     $    --

          "+" indicates that the security was issued by a foreign company.


   (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's value as of the most recent close of trading on the New York Stock Exchange on the business day before the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared regular dividends or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


   To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Unit Trusts, Series 488:

   We have audited the accompanying statements of condition and the related portfolios of Van Kampen Unit Trusts, Series 488 as of April 12, 2005. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


   We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of condition is free of material misstatement. The Portfolios are not required to have, nor were we engaged to perform an audit of their internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of a Portfolio's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of condition presentation. Our procedures included confirmation with The Bank of New York, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of Securities as shown in the statement of condition as of April 12, 2005. We believe that our audit of the statement of condition provides a reasonable basis for our opinion.


   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Unit Trusts, Series 488 as of April 12, 2005, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   April 12, 2005

                             STATEMENTS OF CONDITION

                              AS OF APRIL 12, 2005

                                                                            ENHANCED         STRATEGIC
                                                           BIRINYI            INDEX            FOCUS           GROWTH
                                                        EQUITY SELECT      STRATEGIES          VALUE          LARGE-CAP
INVESTMENT IN SECURITIES                                    TRUST          PORTFOLIO         PORTFOLIO       PORTFOLIO
                                                        -------------     -------------    -------------    -------------
Contracts to purchase Securities (1)                    $     148,043     $     699,545    $     148,455    $     148,694
                                                        -------------     -------------    -------------    -------------
     Total                                              $     148,043     $     699,545    $     148,455    $     148,694
                                                        =============     =============    =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                             $         405     $       1,069    $         456    $         645
     Deferred sales charge liability (3)                        2,019             9,539            2,024            2,028
     Creation and development fee liability (4)                   897             4,240              900              901
Interest of Unitholders--
     Cost to investors (5)                                    149,540           706,620          149,960          150,200
     Less: initial sales charge (5)(6)                          1,497             7,075            1,505            1,506
     Less: deferred sales charge, creation and
         development fee and organization
         costs (2)(4)(5)(6)                                     3,321            14,848            3,380            3,574
                                                        -------------     -------------    -------------    -------------
         Net interest to Unitholders (5)                      144,722           684,697          145,075          145,120
                                                        -------------     -------------    -------------    -------------
     Total                                              $     148,043     $     699,545     $    148,455    $     148,694
                                                        =============     =============    =============    =============
Units outstanding                                              14,954            70,662           14,996           15,020
                                                        =============     =============    =============    =============
Net asset value per Unit                                $       9.678     $       9.690    $       9.674    $       9.662
                                                        =============     =============    =============    =============


--------------------------------------------------------------------------------

(1)The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(3)Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4)The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5)The aggregate public offering price and the aggregate mandatory sales charge are computed on the bases set forth under "Public Offering".

(6)Assumes the maximum sales charge.




THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Asset Management, as Supervisor, and The Bank of New York, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of securities. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of securities with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.

   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees. Due to round lot requirements in certain foreign securities markets and market value fluctuations, a Portfolio may not be able to invest in each Security at the applicable percentage on the Initial or any subsequent date of deposit. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.

   Each Unit of a Portfolio initially offered represents an undivided interest in that Portfolio. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective of each Portfolio is described in the individual Portfolio sections beginning on page 5. There is no assurance that a Portfolio will achieve its objective.

   You should note that the selection criteria were applied to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. After the initial selection, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from a Portfolio.

   EXCEPT AS DESCRIBED HEREIN, PUBLISHERS OF THE INDEXES HAVE NOT PARTICIPATED IN ANY WAY IN THE CREATION OF THE PORTFOLIOS OR IN THE SELECTION OF STOCKS INCLUDED IN THE PORTFOLIOS AND HAVE NOT APPROVED ANY INFORMATION HEREIN RELATING THERETO. WITH THE EXCEPTION OF THE EAFE INDEX, THE PUBLISHERS OF THESE INDEXES ARE NOT AFFILIATED WITH THE SPONSOR.

   The Enhanced Index Strategies Portfolio is not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Portfolios or any member of the public regarding the advisability of investing in securities generally or in the Portfolio particularly. Dow Jones' only relationship to the Portfolio is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average, which is determined, composed and calculated by Dow Jones without regard to the Portfolios. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Portfolios into consideration in determining, composing or calculating the Dow Jones Industrial Average. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Portfolios to be issued or in the determination or calculation of the equation by which the Portfolios are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Portfolio.

   DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE PORTFOLIOS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND THE PORTFOLIO.

   The MSCI EAFE Index is the exclusive property of Morgan Stanley Capital International, Inc. ("MSCI"). Morgan Stanley Capital International is a service mark of Morgan Stanley and has been licensed for use by Van Kampen Funds Inc. and the Enhanced Index Strategies Portfolio. The Portfolio is not sponsored, endorsed, sold or promoted by MSCI. MSCI makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in the Portfolios particularly or the ability of the MSCI EAFE Index to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the MSCI EAFE Index which are determined, composed and calculated by MSCI without regard to the issuer of the Portfolio or the Portfolio. MSCI has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the MSCI EAFE Index. MSCI is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Portfolios to be issued or in the determination or calculation of the equation by which Units are redeemable for cash. MSCI has no obligation or liability to owners of the Portfolio in connection with the administration, marketing or trading of the Portfolio.

   ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF AN INDEX FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF AN INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE PORTFOLIOS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF AN INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MSCI HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO AN INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

   The Sponsor has entered into a license agreement with The Nasdaq Stock Market, Inc. (the "License Agreement"), under which the Enhanced Index Strategies Portfolio (through the Sponsor) is granted licenses to use the trademark and tradenames "Nasdaq," "Nasdaq-100," and "Nasdaq-100 Index" solely in materials relating to the creation and issuance, marketing and promotion of the Portfolio and in accordance with any applicable federal and state securities law to indicate the source of the Nasdaq-100 Index as a basis for determining the composition of the Portfolio. As consideration for the grant of the license, the Portfolio will pay to The Nasdaq Stock Market, Inc., an annual fee. Neither the Portfolio nor the Unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the Nasdaq-100 Index, except as specifically described herein or as may be specified in the Trust Agreement.

   The Portfolio is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Portfolio or Units of the Portfolio. The Corporations make no representation or warranty, express or implied to the owners of Units of the Portfolio or any member of the public regarding the advisability of investing in securities generally or in Units of the Portfolio particularly or the ability of the Nasdaq-100 Index to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") and the Portfolio is in the licensing of certain trademarks, service marks, and trade names of the Corporations and the use of the Nasdaq-100 Index which is determined, composed and calculated by Nasdaq without regard to the Licensee, the Portfolio or Unitholders of the Portfolio. Nasdaq has no obligation to take the needs of the Licensee or the owners of the Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Units of the Portfolio to be issued or in the determination or calculation of the equation by which the Units of the Portfolio are to be converted into cash. The Corporations have no liability in connection with the administration or operations of the Portfolio, marketing or trading of Units of the Portfolio.

   THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF UNITS OF THE PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

   The Portfolio Consultants are not affiliates of the Sponsor. The Sponsor did not select the Securities for the Birinyi Equity Select Trust or the Strategic Growth Large-Cap Portfolio. A Portfolio Consultant may use the list of Securities in an independent capacity in its business and distribute this information to various individuals and entities. A Portfolio Consultant may recommend transactions in the Securities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price a Portfolio pays for the Securities and the price received upon Unit redemptions or Portfolio termination. A Portfolio Consultant also may issue reports and make recommendations on the Securities.

   Neither the Portfolio Consultant nor the Sponsor manage the Portfolios. You should note that the Portfolio Consultant or the Sponsor, as applicable, applied the selection criteria to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

RISK FACTORS
--------------------------------------------------------------------------------

   All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

   MARKET RISK. Market risk is the risk that the value of the securities in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security of the issuer. Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund.

   DIVIDEND PAYMENT RISK. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

   STRATEGY RISK. A Portfolio Consultant's stock selection strategies may not be successful in identifying stocks that appreciate in value. Your Portfolio may not achieve its objectives if this happens. In particular, you should understand that stock selection strategies use proprietary quantitative models that focus on factors such as historical price movements, consensus analyst earnings estimates and changes in these estimates, and certain ratios. In addition, you should understand that the "money flow" stock selection strategy used by the Portfolio Consultant of the Birinyi Equity Select Trust focuses on a technical analysis of stock trading rather than fundamental analysis of a company's financial conditions. These selection strategies differ from a strategy that focuses on a fundamental analysis of a company's current financial condition.

   STRATEGY CORRELATION. The Enhanced Index Strategies Portfolio and Strategic Growth Large-Cap Portfolio involve the risk that their performance will not sufficiently correspond with the hypothetical performance of the related investment strategy. This can happen for reasons such as:

     o the impracticability of owning each of the strategy stocks with the exact weightings at a given time,

     o strategy performance is based on a calendar year strategy while the portfolios are created at various times during the year and have 15 month terms,

     o    the Portfolio may not be fully invested at all times, and

     o    fees and expenses of the Portfolio.

   INDUSTRY CONCENTRATIONS. The Portfolios invest significantly in certain industries. Any negative impact on these industries will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

   Consumer Product and Retail Issuers. The Portfolios invest significantly in companies that manufacture or sell various consumer products. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

   SMALL COMPANIES. The Enhanced Index Strategies Portfolio invests in stocks issued by small companies. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

   FOREIGN STOCKS. Certain Portfolios may invest in foreign stocks, these Portfolios involve additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. These Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. These Portfolios involve the risk that information about the stocks is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards. In addition, some foreign securities markets are less liquid than U.S. markets. This could cause a Portfolio to buy stocks at a higher price or sell stocks at a lower price than would be the case in a highly liquid market. Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets, and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S.

   The purchase and sale of the foreign securities will generally occur only in foreign securities markets. Certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the securities in the Portfolios is maintained by a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.

   Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these securities and dividends will vary with fluctuations in foreign exchange fates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. To determine the value of foreign securities or their dividends, the Trustee will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Trustee may not reflect the amount a Portfolio would receive in U.S. dollars, had the Trustee sold any particular currency in the market.

    LEGISLATION/LITIGATION. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Portfolios. In addition, litigation regarding any of the issuers of the Securities or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.

   NO FDIC GUARANTEE. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------

   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charges in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. A portion of the Public Offering Price includes an amount to pay for all or a portion of the costs incurred in establishing your Portfolio. These costs include the cost of preparing documents relating to the Portfolio (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the stock selection fee of any Portfolio Consultant, the initial fees and expenses of the Trustee and legal and audit expenses. The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   REDUCING YOUR SALES CHARGE. The Sponsor offers a variety of ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge. You may not combine discounts. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

   If you purchase Units in the amounts shown in the table below during the initial offering period, the sales charge will be as follows:

       TRANSACTION
         AMOUNT                             SALES CHARGE
     --------------                        --------------
Less than $25,000                               2.95%
$25,000 - $49,999                               2.75
$50,000 - $99,999                               2.50
$100,000 - $249,999                             2.25
$250,000 - $499,999                             2.00
$500,000 - $999,999                             1.50
$1,000,000 or more                              1.00

   Except as described below, these quantity discount levels apply only to purchases of a single Portfolio made by the same person on a single day from a single broker-dealer. We apply these sales charges as a percent of the Public Offering Price per Unit at the time of purchase. We also apply the different purchase levels on a Unit basis using a $10 Unit equivalent. For example, if you purchase between 2,500 and 4,999 Units of a Portfolio, your sales charge will be 2.75% of your Public Offering Price per Unit.

   For purposes of achieving these levels you may combine purchases of Units of a Portfolio offered in this prospectus with purchases of units of any other Van Kampen-sponsored unit investment trust in the initial offering period (including other Portfolios offered in this prospectus). In addition, Units purchased in the name of your spouse or children under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for your trust estate or fiduciary accounts. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. You must inform your broker-dealer of any combined purchases before your purchase to be eligible for a reduced sales charge.

   Fee Accounts. The transactional sales charge is waived for purchases by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed ("Fee Accounts"). Purchases by these accounts are subject to the creation and development fee that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

   Exchanges. During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trusts and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of the Portfolios offered in this prospectus at the Public Offering Price per Unit less 1.00%. In order to be eligible for the sales charge discounts applicable to Unit purchases made with redemption or termination proceeds from other unit investment trusts, the termination or redemption proceeds used to purchase Units of a Portfolio must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, the discounts will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for these reduced sales charge discounts.

   Employees. Employees, officers and directors (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession.

   Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charges and creation and development fee are fixed dollar amounts per unit, your Portfolio must charge these amounts per unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   UNIT PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange.

   The value of portfolio securities is based on the securities' market price when available. When a market price is not readily available, including circumstances under which the Trustee determines that a security's market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trustee or an independent pricing service used by the Trustee. In these cases, a Portfolio's net asset value will reflect certain portfolio securities' fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Portfolios.

   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as described in the following table:

                                               CONCESSION
       TRANSACTION                              OR AGENCY
         AMOUNT*                               COMMISSION
     --------------                           ------------
Less than $25,000                                2.25%
$25,000 - $49,999                                2.10
$50,000 - $99,999                                1.85
$100,000 - $249,999                              1.60
$250,000 - $499,999                              1.40
$500,000 - $999,999                              1.00
$1,000,000 or more                               0.65

---------------
     * The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units, this regular concession or agency commission will amount to 1.20% per Unit.

   In addition to the regular concession or agency commission set forth above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

 INITIAL OFFERING PERIOD                       VOLUME
SALES DURING QUARTERLY PERIOD                CONCESSION
------------------------------              ------------
$2 million but less than $5 million            0.025%
$5 million but less than $10 million           0.050
$10 million but less than $50 million          0.075
$50 million or more                            0.100

   "Quarterly Period" means the following periods: December - February; March - May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each Quarterly Period. For a trust to be eligible for this additional compensation for Quarterly Period sales, the trust's prospectus must include disclosure related to this additional compensation; a trust is not eligible for this additional compensation if the prospectus for such trust does not include disclosure related to this additional compensation.

   In addition to the regular concession and additional volume concessions set forth in the tables above, Preferred Distributors will receive a reallowance of 0.10% of the Public Offering Price per Unit of all Units of a Portfolio sold during a Quarterly Period. This additional compensation will be paid to Preferred Distributors as an additional broker-dealer concession at the time Units are purchased. The "Preferred Distributors" include (1) the following firms and their affiliates: A.G. Edwards & Sons, Inc., Citigroup Global Markets Inc., Edward D. Jones & Co., L.P., Morgan Stanley DW Inc., UBS Financial Services Inc. and Wachovia Securities, LLC and (2) any selling firm that has achieved aggregate sales of Van Kampen unit investment trusts of either $30 million in the three-month period preceding the related Quarterly Period or $100 million in the twelve-month period preceding the related Quarterly Period. Preferred Distributors will not receive this additional compensation on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales levels described in the preceding sentence for purposes of qualifying as a Preferred Distributor. Secondary market sales of Units are excluded for purposes of this Preferred Distributor compensation.

   Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent as indicated under "General" above. For all secondary market transactions the total concession or agency commission will amount to 80% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of the Portfolios and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolios and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

   SPONSOR COMPENSATION. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under "Unit Distribution," any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor may maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
--------------------------------------------------------------------------------

   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. To purchase Units in these Fee Accounts, your financial adviser must purchase Units designated with one of the Wrap Fee CUSIP numbers, if available. Please contact your financial adviser for more information. Fee Account purchases are not subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor, Van Kampen Funds Inc. For example, this table illustrates the sales charge you will pay as a percentage of the initial Public Offering Price per Unit.

   Initial sales charge                       0.00%
   Deferred sales charge                      0.00
                                            ------
         Transactional sales charge           0.00%
                                            ======
   Creation and development fee               0.60%
                                            ------
         Total sales charge                   0.60%
                                            ======

   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   DISTRIBUTIONS. Dividends, net of expenses, and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Summary of Essential Financial Information". Unitholders will also receive a final distribution of income when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase a Reinvest CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash.

   In addition, under the Planned Reinvestment Option (PRO) Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolios. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing PRO account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

   Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution of Securities during the five business days prior to a Portfolio's termination. The Portfolios generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price are not reduced by estimated organization costs or creation and development fee. For these purposes, the Trustee will determine the value of the Securities as described under "Public Offering--Unit Price".

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   EXCHANGE OPTION. When you redeem Units of your Portfolio or when your Portfolio terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time.

   UNITS. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

   REPORTS PROVIDED. Unitholders will receive a statement of income and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing income and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------

   PORTFOLIO ADMINISTRATION. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. The Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are nonetheless acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units.

   Pursuant to an exemptive order, a Portfolio may be permitted to sell Securities to a new trust when it terminates if those Securities are included in the new trust. The exemption may enable a Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   TERMINATION. Each Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. You are qualified to elect an in kind distribution of Securities at termination if you own at least 1,000 Units of your Portfolio on the termination date (or such higher amount as may be required by your broker-dealer or selling agent). Any in kind distribution of Securities at termination will be made in the manner and subject to the restrictions described under "Rights of Unitholders--Redemption of Units". In order to receive an in kind distribution of Securities at termination, this form or other notice acceptable to the Trustee must be received by the Trustee at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolios. See "Additional Information".

   LIMITATIONS ON LIABILITIES. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.


   SPONSOR. Van Kampen Funds Inc. is the Sponsor of the Portfolios. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $98 billion under management or supervision as of February 28, 2005. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 1221 Avenue of the Americas, New York, New York 10020. As of February 28, 2005, the total stockholders' equity of Van Kampen Funds Inc. was $235,349,937 (unaudited).


   Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217,
(800) 221-7668. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

TAXATION
--------------------------------------------------------------------------------

   This section summarizes some of the main U.S. federal income tax consequences of owning Units of your Portfolio. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

   PORTFOLIO STATUS. Your Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Portfolio, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Security when such income would be considered to be received by you if you directly owned your Portfolio's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from your Portfolio which you must take into account for federal income tax purposes is not reduced by amounts used to pay Portfolio expenses (including the deferred sales charge, if any).

   YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your Portfolio disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Portfolio asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Portfolio asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

   Under the "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act"), if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2009.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

   In addition, it should be noted that certain dividends received by your Portfolio may qualify to be taxed at the same new rates that apply to net capital gain (as discussed above), provided certain holding requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2009.

   DIVIDENDS RECEIVED DEDUCTION. Generally, a domestic corporation owning Units in your Portfolio may be eligible for the dividends received deduction with respect to such Unitholder's pro rata portion of certain types of dividends received by the Portfolio. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

   EXCHANGES. If you elect to have your proceeds from your Portfolio rolled over into a future series of the Portfolio, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of your Portfolio for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Securities or other Portfolio assets under the wash sale provisions of the Internal Revenue Code.

   IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units or at your Portfolio's termination. By electing to receive an "In-Kind Distribution", you will receive whole shares of stock plus, possibly, cash. You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by your Portfolio. However, if you also receive cash in exchange for a Portfolio asset or a fractional share of a Security held by your Portfolio, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust asset or fractional share.

   LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Portfolio's income, even if some of that income is used to pay Portfolio expenses. You may deduct your pro rata share of each expense paid by your Portfolio to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your Portfolio as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

   FOREIGN, STATE AND LOCAL TAXES. Distributions by your Portfolio that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by your Portfolio that are derived from certain dividends of Securities of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

   Some distributions by your Portfolio may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by your Portfolio, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

   Under the existing income tax laws of the State and City of New York, your Portfolio will not be taxed as a corporation, and the income of your Portfolio will be treated as the income of the Unitholders in the same manner as for federal income tax purposes.

PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------

   GENERAL. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the stock selection fee of any Portfolio Consultant, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   CREATION AND DEVELOPMENT FEE. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.06 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   TRUSTEE'S FEE. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   COMPENSATION OF SPONSOR AND SUPERVISOR. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Each Portfolio may pay the expenses of updating its registration statement each year. The Birinyi Equity Select Trust will pay a license fee to Birinyi Associates, Inc. for the use of certain service marks and other property. The Enhanced Index Strategies Portfolio will pay a license fee to Horizon Investment Services, LLC for the use of certain service marks and other property, to the Nasdaq Stock Market, Inc. for use of certain service marks and to Prudential Securities, Inc. for use of its proprietary investment strategy used to select the Portfolio. The Nasdaq Select 10 Strategy selection process is proprietary and is the subject of a United States patent under license to Van Kampen Funds Inc. and the Enhanced Index Strategies Portfolio.

OTHER MATTERS
--------------------------------------------------------------------------------

   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Katten Muchin Zavis Rosenman has acted as counsel to the Trustee and as special counsel for New York tax matters.

   INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This prospectus does not contain all the information set forth in the registration statement filed by the Portfolios with the SEC. The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about the Portfolios. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

          TITLE                                 PAGE
          -----                                 ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Birinyi Equity Select Trust.................     5
   Enhanced Index Strategies Portfolio.........     7
   Focus Value Portfolio.......................    13
   Strategic Growth Large-Cap Portfolio........    15
   Notes to Hypothetical Performance Tables....    18
   Notes to Portfolios.........................    18
   Report of Independent Registered
      Public Accounting Firm...................    19
   Statements of Condition ....................    20
   The Portfolios..............................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-4
   Public Offering.............................   A-6
   Retirement Accounts.........................  A-10
   Fee Accounts................................  A-10
   Rights of Unitholders.......................  A-10
   Portfolio Administration....................  A-13
   Taxation....................................  A-15
   Portfolio Operating Expenses................  A-17
   Other Matters...............................  A-18
   Additional Information......................  A-18
--------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


                                                                       EMSPRO488
                                                                       #37704-00
                                                                       #36688-00
                                                                       #36692-00
                                                                       #37718-00

                                   PROSPECTUS
--------------------------------------------------------------------------------
                                 APRIL 12, 2005

                     BIRINYI EQUITY SELECT TRUST, SERIES 10

                   ENHANCED INDEX STRATEGIES PORTFOLIO 2005-2

                        FOCUS VALUE PORTFOLIO, SERIES 15

                   STRATEGIC GROWTH LARGE-CAP PORTFOLIO 2005-2




                              VAN KAMPEN FUNDS INC.

               Please retain this prospectus for future reference




                             INFORMATION SUPPLEMENT


                       VAN KAMPEN UNIT TRUSTS, SERIES 488


--------------------------------------------------------------------------------

     This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus but is incorporated into the prospectus by reference. It does not include all of the information that you should consider before investing in a Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor's unit investment trust division at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.

                                TABLE OF CONTENTS

                                                         PAGE

                           Risk Factors                     2
                           Sponsor Information              4
                           Trustee Information              4
                           Portfolio Termination            5




                                   VAN KAMPEN
                                   INVESTMENTS




RISK FACTORS

     PRICE VOLATILITY. Because the Portfolios invest in securities of U.S. and foreign companies, you should understand the risks of investing in securities before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the securities markets may worsen and the value of the securities (and therefore Units) will fall. Securities are especially susceptible to general market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the securities in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell securities in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of securities, you may encounter greater market risk than in a more diversified investment.

   DIVIDENDS. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

   FOREIGN STOCKS. Because certain Portfolios invest in foreign stocks, these Portfolios involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

   FOREIGN CURRENCIES. Certain Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Trustee will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Portfolio might obtain had the Trustee sold the currency in the market at that time.

   CONSUMER PRODUCT AND RETAIL ISSUERS. Certain Portfolios may invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

    SMALL-CAP COMPANIES. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

    The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Portfolios which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

   LIQUIDITY. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

   ADDITIONAL UNITS. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage fees.

   VOTING. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

SPONSOR INFORMATION


     Van Kampen Funds Inc. is the Sponsor of the Portfolios. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $98 billion under management or supervision as of February 28, 2005. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 1221 Avenue of the Americas, New York, New York 10020. As of February 28, 2005, the total stockholders' equity of Van Kampen Funds Inc. was $235,349,937 (unaudited). (This paragraph relates only to the Sponsor and not to the Portfolios or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).


     Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

   The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 12217, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

   In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

   Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION

   A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

   Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Portfolio and will include with such notice a form to enable qualified Unitholders to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the previous business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. A Unitholder electing an in kind distribution will not receive a distribution of shares of the foreign exchange-traded Securities but will instead receive cash representing his pro rata portion of such Securities. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders who are not qualified to, or who do not, request an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

   The Sponsor may, but is not obligated to, offer for sale units of a subsequent series of the Portfolios. There is, however, no assurance that units of any new series of the Portfolios will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

   Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.



                       CONTENTS OF REGISTRATION STATEMENTS

         This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The prospectus
         The signatures

         The consents of independent public accountants and legal counsel

     The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 439 (File No. 333-113234) dated April 27, 2004.

     2.2 License Agreement. Reference is also made to Exhibit 2.2 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 456 (File No. 333-117506) Van Kampen Unit Trusts, Series 468 (File No. 333-119626) dated November 1, 2004, Van Kampen Unit Trusts, Series 478 (File No. 333-121490) dated January 11, 2005, Van Kampen Unit Trusts, Series 489 (File No. 333-122444) dated March 1, 2005, Van Kampen Unit Trusts, Series 463 (File No. 333-118795) dated October 12, 2004, Van Kampen Unit Trusts, Series 443 (File No. 333-114241) dated April 1, 2005

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered.

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

     4.1  Consent of initial evaluator.

     4.2  Consent of independent registered public accounting firm.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 482 (file No. 333-120865) dated January 25, 2005.

     7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 482 (file No. 333-120865) dated January 25, 2005.



                                   SIGNATURES

         The Registrant, Van Kampen Unit Trusts, Series 488, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; Van Kampen Unit Trusts, Series 427, Series 450, Series 454, Series 473 and Series 486 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Unit Trusts, Series 488 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 12th day of April, 2005.

                                              Van Kampen Unit Trusts, Series 488
                                                        By Van Kampen Funds Inc.


                                                          By /s/ JOHN F. TIERNEY
                                                           ---------------------
                                                              Executive Director

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on April 12, 2005 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Mitchell M. Merin                   Chairman                                  )

Michael P. Kiley                    Managing Director                         )

Jonathan S. Thomas                  Managing Director                         )

Edward C. Wood, III                 Managing Director                         )

                                                              /s/John F. Tierney
                                                              ------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------
     * An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.